Exhibit 99.1
Press Release

FOR IMMEDIATE RELEASE

LABOPHARM REPORTS FINANCIAL RESULTS
FOR FIRST QUARTER 2011

LAVAL, Quebec (May 4, 2011) - Labopharm Inc. (TSX: DDS; NASDAQ: DDSS) today reported its progress and financial results for the first quarter ended March 31, 2011.  All figures are in Canadian dollars unless otherwise stated.

As previously announced, Labopharm is continuing its strategic review of the business, including Labopharm’s technologies, products and product candidates, to determine the appropriate path forward, including consideration of opportunities to monetize the Company’s approved products and strategies to capitalize on opportunities inherent to the INTELLITAB™ and POLYMERIC NANO-DELIVERY SYSTEMS™ (PNDS™) technology platforms.  Labopharm is also exploring potential business combinations that could create value for shareholders, however, there can be no assurance that these actions will result in any specific transaction.

“The strategic review is our top priority.  However, it will take some time to complete,” said Mark D’Souza, President and Chief Executive Officer, Labopharm Inc.  “Preservation of capital remains an important focus as we move through the process.”

Recent Developments
Management Changes and Cost Reductions - In March 2011, Mark D’Souza, previously Chief Financial Officer with the Company, was appointed President and Chief Executive Officer and Sylvain Guenette, previously Vice President and Corporate Controller, was appointed Chief Financial Officer.  Consistent with its intention to preserve capital, Labopharm reduced its workforce in March, which is expected to result in cost savings of approximately $3.8 million annually.

OLEPTRO™ Update - Product sales of OLEPTRO™ by Angelini Labopharm to end users in the first quarter of 2011 were $908,000, of which Labopharm recognized $454,000 as revenue in accordance with its 50% ownership of Angelini Labopharm, the Company’s joint venture with Gruppo Angelini (Angelini) for the U.S. commercialization of OLEPTRO™.  Following a review of the OLEPTRO™ commercialization effort in the U.S., Labopharm entered into discussions with Angelini with the objective of restructuring its agreement with Angelini to further preserve capital. Pending the outcome of the strategic review, as well as the outcome of the aforementioned discussions with Angelini, Labopharm is not pursuing discussions to commercialize OLEPTRO™ in Canada.

Twice-Daily Tramadol/Acetaminophen - Grünenthal GmbH, to whom Labopharm granted the exclusive right to market and sell its twice-daily tramadol/acetaminophen product in certain countries in Europe, has determined that the product is no longer consistent with its global corporate strategy. Labopharm has entered into discussions with Grünenthal to terminate its agreement.  As a result, Labopharm does not expect its twice-daily tramadol/acetaminophen product to be launched in Europe in 2011 as previously anticipated.  Subject to satisfactory resolution of the discussions with Grünenthal, the Company will work towards establishing a new distribution and supply agreement for this product in certain European markets.

Sales of Once-Daily Tramadol Continue to Grow - Worldwide sales (in standard units) of Labopharm’s once-daily tramadol product by its marketing partners to end users in 2010 (the latest period for which data is available) grew 8% compared to the previous year.

Financial Results

Beginning with the three-month period ended March 31, 2011, Labopharm is reporting its financial results in accordance with International Financial Reporting Standards (IFRS), as required for public companies in Canada.  Previously, the Company reported its financial results under Canadian Generally Accepted Accounting Standards (GAAP). Financial results for the corresponding period in 2010 have been restated to reflect the adoption of IFRS.

Under Canadian GAAP, the gain resulting from the transfer of the U.S rights for OLEPTRO™ to Angelini Labopharm in May 2010 was being deferred and recognized over a five-year period such that the Company was recording licensing revenue of $1.4 million per quarter.  As result of the adoption of IFRS, that gain cannot be deferred and must be recorded in its totality at the transaction date.  Other changes resulting from the adoption of IFRS can be found in the notes to the Company’s first quarter 2011 consolidated financial statements, which will be filed with SEDAR and EDGAR in due course.

Three-Month Period Ended March 31, 2011

Total revenue for the first quarter of 2011 was $5.3 million compared with $4.7 million for the first quarter of 2010.  The increase was primarily the result of higher product sales as a result of the U.S. commercialization of OLEPTRO™ and higher revenue from the provision of services related to the commercialization of OLEPTRO™ to Angelini Labopharm under support services agreements entered into under the terms of the joint venture with Gruppo Angelini, which were partially offset by lower royalties.

Revenue from product sales for the first quarter of 2011 was $4.0 million compared with $3.2 million for the first quarter of 2010.  Product sales for the first quarter of 2011 included $0.5 million (Labopharm’s 50% proportionate share) of sales of OLEPTRO™ by Angelini Labopharm to end users.  Labopharm’s proportionate share of revenue from sales of OLEPTRO™ by Angelini Labopharm are recognized using the “sell-through” method under which revenue is recognized upon sale of the product to the end user customer.

Sales of once-daily tramadol for the first quarter of 2011 were $3.5 million compared with $3.2 million for the first quarter of 2010.  Higher unit sales volumes were partially offset by lower average selling prices per tablet, as well as the impact of an unfavourable year-over-year variance in the exchange rate of the Euro relative to the Canadian dollar.

Gross margin as a percentage of revenue from product sales of once-daily tramadol for all territories for the first quarter of 2011 was 54% compared with 55% for the first quarter of 2010.

There were no royalties on sales of RYZOLT™ by Purdue Pharma for the first quarter of 2011 as a result of the second amendment to the license agreement with Purdue in December 2010 that provides for the restructuring of the royalty payment terms for RYZOLT™ under which Labopharm monetized the expected future royalty payment stream from that product.  Royalties on sales of RYZOLT™ for the first quarter of 2010 were $0.6 million.

Licensing revenue for the first quarter of 2011 was $0.8 million compared with $0.6 million for the first quarter of 2010.  The increase is primarily the result of the partial recognition of the $4.8 million special royalty payment received from Purdue in December 2010 per the aforementioned second amendment to the license agreement with that company.

Revenue from services and research and development collaborations for the first quarter of 2011 was $0.5 million and primarily relates to the various support services provided by the Company to Angelini Labopharm. Revenue from services and research and development collaborations for the first quarter of 2010 was $0.3 million.

Research and development expenses, before government assistance, for the first quarter of 2011 were $2.5 million compared with $2.7 million for the first quarter of 2010.  The decrease was primarily the result of lower non-cash stock-based compensation expense in the first quarter of 2011, as well as our cost reduction efforts and the timing on the Company’s development programs.  Estimated research and development tax credits were $0.2 million compared with $0.3 million for the first quarter of 2010.

Selling, general and administrative expenses for the first quarter of 2011 were $9.7 million compared with $7.5 million for the first quarter of 2010.  The increase is primarily due to the Company’s 50% proportionate share of Angelini Labopharm’s sales and marketing expenses for the commercialization of OLEPTRO™ in the U.S., which totalled $5.6 million.  This increase was partially offset by the absence in the first quarter of 2011 of expenses for pre-commercialization and related costs for the U.S. launch of OLEPTRO™ prior to the formation of the joint venture that were incurred in the first quarter of 2010 , which totalled $2.3 million, the absence in the first quarter of 2011 of any accruals for the Company's share of litigation costs incurred by Purdue to enforce certain of its U.S. patents related to Labopharm's once-daily tramadol product that were incurred in the first quarter of 2010, lower stock-based compensation expense and cost reductions resulting from the Company’s cash preservation initiative.

Net loss for the first quarter of 2011 was $12.4 million, or $0.17 per share, compared with $8.2 million, or $0.13 per share, for the first quarter of 2010.  Net loss for the first quarter of 2011 was negatively impacted by restructuring costs of $1.9 million related to the Company’s workforce reduction in March 2011, which is expected to result in cost savings of approximately $3.8 million.

Cash, cash equivalents and marketable securities as at March 31, 2011 were $36.3 million (including $1.7 million representing Labopharm’s proportionate share of the cash and cash equivalents held by Angelini Labopharm) compared with $49.6 million as at December 31, 2010.  The decrease of $13.3 million is primarily the result of cash used in operations, including $5.4 million to fund the joint venture and payment of $1.1 million in restructuring costs, as well as the $2.2 million scheduled repayment of principal on the Company’s term loan with Hercules Technology Growth Capital.  This was partially offset by the sale for $3.8 million of the long-term notes the Company had received in exchange for its asset-backed commercial paper (ABCP).  The Company used a portion of the proceeds to repay in full the $2.5 million credit facility that was established in the context of the restructuring of the Canadian ABCP.

Conference Call

Labopharm will host a conference call today (Wednesday, May 4, 2011) at 8:30 a.m. ET to discuss its first quarter 2011 progress and financial results. To access the conference call by telephone, dial 647-427-7450 or 1-888-231-8191.  Please connect approximately five minutes prior to the beginning of the call to ensure participation.  The conference call will be archived for replay until midnight on Wednesday, May 4, 2011.  To access the archived conference call, dial 416-849-0833 or 1-800-642-1687 and enter the reservation number 62117516 followed by the number sign.  A live audio webcast of the conference call will be available at www.labopharm.com.  Please connect at least 15 minutes prior to the conference call to ensure adequate time for any software download that may be required to join the webcast.  The webcast will be archived at the above web site for 30 days.

About Labopharm Inc.

Labopharm is focused on realizing value from its commercialized products and creating additional value by leveraging its emerging technology platforms to develop increasingly differentiated products.  For more information, visit www.labopharm.com.

This press release contains forward-looking statements within the meaning of applicable Canadian Securities legislation and U.S. Securities laws, including statements regarding opportunities to monetize the Company's approved products, statements related to potential business combinations, statements concerning OLEPTRO™ in the United States, statements concerning the restructuring of the joint venture with Gruppo Angelini in the United States, statements concerning OLEPTRO™ for all territories outside the US, statements concerning the ability of the Company to find a distribution partner for twice-daily tramadol-acetaminophen in certain European countries, and statements concerning the Company's pipeline of product candidates, including future opportunities based on the Company's PNDS™  and INTELLITAB™ platforms, which reflect Labopharm's current expectations regarding future events. These forward-looking statements involve risks and uncertainties, many of which are beyond Labopharm's control. Actual events could differ materially from those projected herein and depend on a number of risks and uncertainties, including risks related to Labopharm's ability to complete partnering transactions and the terms of any such collaboration, if any, risks related to the market acceptance of Labopharm's products and the speed of adoption by clinicians, risks related to intellectual property protection and potential infringement of third-party rights, risks related to research and development of pharmaceutical products and regulatory approvals, and risks associated with intense competition in the pharmaceutical industry generally. For additional disclosure regarding these and other risks faced by Labopharm Inc., see the disclosure contained in its public filings in the U.S. with the Securities and Exchange Commission (SEC) and in Canada with the Canadian Securities Administrators (CSA), available on the Investor Relations section of Labopharm's website at www.labopharm.com and on the SEC's website at www.sec.gov and on the CSA's website at www.sedar.com. Investors are cautioned not to place undue reliance on these forward-looking statements. Unless required by law, Labopharm undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events, or circumstances or otherwise.

RYZOLT™ is a trademark of Purdue Pharma Products L.P.  OLEPTRO™, INTELLITAB™, POLYMERIC NANO-DELIVERY SYSTEMS™ and PNDS™ are trademarks of Labopharm Inc.

For more information, please contact:
At The Equicom Group Lawrence Chamberlain Media and Investor Relations Tel: (416) 815-0700 ext. 257 lchamberlain@equicomgroup.com French: Joe Racanelli Tel: (514) 844-7997 jracanelli@equicomgroup.com

Labopharm Inc.
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
[Unaudited]

As at:	March 31,	December 31,	January 1,
	2011	2010	2010
[thousands of Canadian dollars]	$	$	$

ASSETS
Current
Cash and cash equivalents	36,279	39,394	23,650
Marketable securities	-	10,235	854
Trade and other receivables	3,586	3,289	4,736
Research and development tax credits receivable	1,508	1,358	2,584
Income taxes receivable	6	6	223
Inventories	2,951	3,195	2,637
Prepaid expenses and other assets	2,098	1,994	701
Total current assets	46,428	59,471	35,385
Restricted investments	213	215	133
Other non-current financial assets	19,571	21,028	2,885
Property, plant and equipment	7,338	7,678	8,575
Intangible assets	1,661	1,592	1,857
Deferred income tax assets	57	117	124
	75,268	90,101	48,959

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)
Current
Trade and other payables	9,120	8,524	16,851
Provisions	1,928	1,126	1,273
Deferred revenue	4,239	4,421	2,938
Obligations under capital leases	364	353	309
Current-portion of long-term debt	10,300	10,607	4,021
Total current liabilities	25,951	25,031	25,392
Deferred revenue	15,821	16,630	14,364
Obligations under capital leases	4,586	4,680	5,033
Long-term debt	35,069	38,272	19,061
Total liabilities	81,427	84,613	63,850
Shareholders’ equity (deficiency)
Issued capital	260,183	260,183	242,275
Warrants	6,097	6,097	894
Contributed surplus	17,571	17,444	16,385
Deficit	(291,239)	(278,878)	(274,445)
Foreign currency translation reserve	1,229	642	-
Total shareholders’ equity (deficiency)	(6,159)	5,488	(14,891)
	75,268	90,101	48,959

Labopharm Inc.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
[Unaudited]

For the three months ended:	March 31, 2011	March 31, 2010
[thousands of Canadian dollars, except share and per share amounts]	$	$

REVENUE
Product sales	3,957	3,228
Licensing	808	594
Royalties	-	600
Services and research and development collaborations	520	271
	5,285	4,693

EXPENSES
Cost of goods sold	2,040	1,453
Research and development expenses, net	2,347	2,384
Selling, general and administrative expenses	9,708	7,537
Finance costs	1,511	1,008
Change in fair value of other non-current financial asset	(160)	(150)
Interest income	(355)	(18)
Foreign exchange loss	612	660
Restructuring costs	1,882	-
	17,585	12,874
Loss before income taxes	(12,300)	(8,181)
Income tax expense	61	1
Net loss for the period	(12,361)	(8,182)

OTHER COMPREHENSIVE INCOME
Exchange differences on translation of foreign operations	587	-
Comprehensive loss for the period	(11,774)	(8,182)

Net loss per common share – basic and diluted	(0.17)	(0.13)

Weighted average number of common shares outstanding	71,571,641	64,178,485

Labopharm Inc.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
[Unaudited]

For the three months ended:	March 31, 2011	March 31, 2010
[thousands of Canadian dollars]	$	$

OPERATING ACTIVITIES
Loss before income taxes for the period	(12,300)	(8,181)
Items not affecting cash and other reconciliating items
Amortization of property, plant and equipment	342	361
Amortization of intangible assets	71	70
Amortization of premiums and discounts on marketable securities	-	7
Change in fair value of other non-current financial asset	(160)	(150)
Finance costs	1,511	1,008
Unrealized foreign exchange loss	721	743
Stock-based compensation	127	566
	(9,688)	(5,576)
Net change in other operating items	(936)	3,486
	(10,624)	(2,090)

Interest received	52	25
Income taxes paid	(2)	(1)
	(10,574)	(2,066)

INVESTING ACTIVITIES
Acquisition of marketable securities	-	(5,095)
Proceeds from maturities of marketable securities	10,193	-
Issuance of term loans	(2,696)	-
Proceeds from disposal of other non-current financial asset	3,809	-
Acquisition of property, plant and equipment	(94)	(96)
Acquisition of intangible assets	(140)	(6)
	11,072	(5,197)

FINANCING ACTIVITIES
Repayment of obligations under capital leases	(83)	(73)
Repayment of term loan	(2,236)	(1)
Repayment of revolving credit facility	(2,544)	-
Proceeds from issuance of term loans	2,696	-
Proceeds from issuance of common shares	-	18,411
Proceeds from issuance of warrants	-	5,429
Payment of issuance costs of common shares and warrants	-	(444)
Interest paid	(703)	(761)
	(2,870)	22,561

Foreign exchange loss on cash held in foreign currencies	(743)	(1,593)

Net change in cash and cash equivalents during the period	(3,115)	13,705
Cash and cash equivalents, beginning of period	39,394	23,650
Cash and cash equivalents, end of period	36,279	37,355